August 7, 2006

Via Federal Express

Mr. Martin F. James
Sr. Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549-0609

Re:  Texas Instruments Incorporated
Form 10-K for the Year Ended December 31, 2005
and related filings
Form 10-Q for the Quarter Ended March 31, 2006
SEC File No. 001-03761

Dear Mr. James:

I am writing in response to your letter dated July 24, 2006 to Texas Instruments Incorporated (the "company" or "TI") containing comments on our Form 10-K for the year ended December 31, 2005, and Form 10-Q for the quarter ended March 31, 2006. As you will note below, TI has addressed your comments in its Form 10-Q for the quarter ended June 30, 2006, or will do so in its Form 10-K for the year ended December 31, 2006, as appropriate, and intends to include similar disclosures, revised as appropriate, in filings for relevant subsequent periods.

Form 10-K for the Year Ended December 31, 2005

Texas Instruments 2005 Annual Report

Note 1. Description of Business and Significant Accounting Policies and Procedures, page 11

-Revenue Recognition, page 12

COMMENT 1: Please revise this note in future filings to disclose the rights you grant to your distributors, such as the rights of return, the rights to price adjustments, etc. Explain how you are able to reliably estimate the expected events in order to establish allowances and recognize revenue upon delivery to the distributor.

RESPONSE 1: We will revise this note as requested in future filings.

In the meantime, we offer the explanation below of how we are able to reliably estimate expected events in order to establish allowances and recognize revenue upon delivery to the distributor. Please note that the portion of our consolidated net revenue resulting from sales to distributors historically ranges from 25% to 30%.

We sell our products to distributors at standard published prices, although, as you observe, we have certain programs in which distributors may participate at our discretion. Revenue is recorded at the time of shipment to distributors net of estimated allowances for each of these programs. At the time of shipment, title transfers to the distributor and payment from the distributor is due on our standard commercial terms; payment terms are not contingent upon the distributor’s resale of the product. A brief description of each program and our method of estimating the related allowance follows:
•
Price adjustment credits for certain resales:  Under this program, we may grant a distributor price adjustment credits up to an agreed quantity for specific resales of TI products to a specific end customer. In order to receive price adjustment credits, the distributor must provide details regarding the specific price competition they are facing, including the product, the end customer, the competitor offering the competitive pricing, the forecasted quantity of product subject to the competitive pricing, and the price requested. To estimate allowances for these price adjustment credits, we use statistical percentages of revenue, determined quarterly based upon recent historical claim trends.  We record these allowances as a reduction to revenue when the products are shipped.  Approved allowances are tracked individually by distributor, part number and quantity.

•
Scrap allowance:  Under this program, distributors can reduce their slow-moving or obsolete inventory and receive a credit from us for that inventory. To estimate allowances for scrap, we use a negotiated fixed percentage of purchases for each distributor. We record these allowances as a reduction to revenue when the products are shipped. For the most part, allowances occur on a quarterly basis.

•
Price protection: Under this program, if we post a new standard published price for a TI product that is below the price paid by a distributor for the same product in distributor on-hand inventory, we may credit the distributor for the difference between those prices. The estimated allowance recorded for this program is determined by the identified product price difference rather than on a statistical basis.

We believe we can reasonably and reliably estimate allowances for these programs in a timely manner because:
•	Historical claims data are maintained for each of the programs, with differences among geographic regions taken into consideration.

•
We continually monitor the actual claimed allowances against our estimates, and we adjust our estimate as appropriate to reflect trends in distributor revenue and inventory levels.  Allowances are also adjusted when recent historical data does not represent anticipated future activity.

•
We have long-term relationships with our distributors, which provide a reasonable basis for our estimates (more than three-fourths of our distributor revenue comes from distributors with which we have had a relationship for more than five years).

COMMENT 2: We note that you may grant adjustments to your distributors in specific competitive situations that are applied to their accounts, but do not change the pricing to these distributors.

•	Please tell us and revise your future filings to explain the nature of the adjustments made to your distributors’ accounts and how you account for these adjustments.
•	Explain to us how these adjustments do not change your pricing to the distributors.
•	Cite the accounting guidance relied upon and how you applied this guidance to your specific situation. Refer to SAB Topic 13 and EITF 01-09.

RESPONSE 2: As noted in our response to comment 1 above, we sell our products to distributors at standard published prices. Distributors are required to pay for the products within our standard commercial terms, which are generally 30 days. At our discretion, we may make exceptions to the standard published rates in the form of price adjustment credits for distributor resales in certain circumstances.

To qualify for the price adjustment credits, the distributor must provide details regarding the specific price competition they are facing, including the product, the end customer, the competitor offering the competitive pricing, the forecasted quantity of product subject to the competitive pricing, and the price requested.  These requests from the distributor must be made prior to shipment to the end customer.  Only after the product is shipped to the end customer may the distributor claim the price adjustment credits.  An approved price adjustment credit is valid for a fixed period, typically 90 days.

The price adjustment credits do not result in a change in the standard published price list under which the majority of products are sold to distributors.

The price adjustment credits are accounted for as a reduction of revenue.

To account for these price adjustment credits, we consider the guidance of Staff Accounting Bulletin (SAB) Topic 13A, which requires that the seller’s price to the buyer be fixed or determinable as a criterion for revenue recognition. Footnote 5 to SAB Topic 13A states that “paragraphs 26-33 of [Statement of Position (SOP)] SOP 97-2 [Software Revenue Recognition] discuss how to apply the ‘fixed or determinable’ fee criterion in software transactions. The [SEC] staff believes that the guidance in paragraphs 26 and 30-33 is appropriate for other sales transactions where authoritative guidance does not otherwise exist.”

Paragraph 30 of SOP 97-2 identifies factors that should be considered in evaluating the fixed or determinable fee criterion in connection with reseller (i.e., distributor) arrangements. Some of the relevant considerations with respect to our distributor programs are:
•
There have been no historical business practices, informal communications, competitive pressures, or payment patterns indicating that payment is substantially contingent on the distributors’ resale of the product.

•	Our distributors are generally large global or regional companies that are not undercapitalized and sell products from a wide range of manufacturers.
•	There is no general right of return. Distributors are compensated for damaged or obsolete products according to the scrap allowance program described above.

We also consider the guidance of Emerging Issues Task Force (EITF) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)” - particularly Issues 1, 4 and 6.  Price adjustment credits given to distributors (through the issuance of credit memos or credits on future purchases) are recorded as a reduction of our product revenue as of the date at which the related revenue is recognized.

We have determined that we are able to make timely and reliable estimates of pricing allowances as demonstrated in our response to comment 1 above. Additionally, we believe we have appropriate internal controls and adequate books and records that will allow us to timely identify issues that may necessitate changes in estimates.  Therefore, we have concluded that  prices are fixed or determinable on the date the shipments are made and pricing allowances are recorded based on our ability to make timely and reliable estimates of the allowances to be processed under the distributor programs.

We will revise this note as requested in future filings.

Management’s Discussion and Analysis of Financial Condition, page 45

-2005 Compared with 2004 - Detail of Financial Results, page 48

COMMENT 3: We note that you present a 2005 effective tax rate excluding discrete tax items. In future filings, when presenting similar non-GAAP measures, please provide all the disclosures required by Item 10(c) of Regulation S-K and comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Otherwise, revise future filings to only present an effective rate based on your GAAP results and discuss the special or discrete tax events reflected in that rate.

RESPONSE 3: We are cognizant of the requirements of Item 10(e) of Regulation S-K and intend to comply fully with the guidance provided in the Division of Corporation Finance Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. However, in this case we respectfully disagree with the SEC staff’s interpretation of this presentation as a non-GAAP measure. We do concede that the language we used may have caused confusion.

The language we used implied that the effective tax rate includes discrete items: “…excluding the effect of the discrete tax items, the effective tax rate for 2005 was 25 percent." What was intended was a discussion of the effective tax rate, which, by definition, excludes the effect of discrete tax items. A better worded disclosure would have been, “The effective tax rate for 2005, which, by definition, does not include discrete tax items, was 25 percent,” or “The effective tax rate for 2005, which, by definition, does not include taxes related to significant unusual or extraordinary items, was 25 percent.”

Accounting Principles Board (APB) Opinion No. 28, “ Interim Financial Reporting” (Para 19), requires that companies calculate their interim period income taxes based on an estimate of the annual effective tax rate applied to “ordinary” income. Specifically, the guidance in paragraph 19 is to exclude from the estimated annual effective tax rate calculation taxes related to “significant unusual or extraordinary items that will be separately reported or reported net of their related tax effect.” FASB Interpretation 18, “Accounting for Income Taxes in Interim Periods - An Interpretation of APB Opinion No. 28” (Para 16), reinforces this point by requiring those items that do not affect the estimated annual effective tax rate calculation be recognized in the interim period in which they occur. We believe that this guidance supports our position that taxes (or benefits) that do not relate to "ordinary income" in the current year generally should be accounted for discretely in the period in which they occur and be excluded from the effective tax rate calculation.

Form 10-Q for the Quarter Ended March 31, 2006

Note 1. Description of Business and Significant Accounting Policies and Practices, page 8

COMMENT 4: We note that you disclose that you recorded a charge of $5 million of in-process R&D expenses based on the results of a third-party appraisal. Please note that if in future periods you intend to incorporate your Form 10-K by reference into a registration statement, you will be required to identify the appraiser and include its consent pursuant to Securities Act Rule 436. Otherwise, you may revise the filing, as appropriate.

RESPONSE 4: We are aware of the requirements of Rule 436 of the Securities Act of 1933 and, should we incorporate this disclosure by reference into a registration statement, we will comply with those requirements.

Note 2. Discontinued Operations, page 8

COMMENT 5: We note that you entered into an agreement on January 9, 2006 to sell substantially all of assets of the Sensors & Controls segment to an affiliate of Bain Capital, LLC for $3 billion in cash and that you reported the results of operations of the former Sensors & Controls business as discontinued operations within your statement of operations. We further note from your Form 8-K filed on January 11, 2006 that you will enter into certain cross-license agreements for technology and intellectual property with the acquirer following the closing of this transaction for purposes of continuing the conduct of their respective businesses.

•	Please tell us and revise your future filings to describe your level of continuing involvement in the on-going operations of the Sensors & Controls business after the completion of the transaction.
•	Please also discuss if you have or will eliminate the operations and cash flows of the Sensors & Controls business from your ongoing operations. Refer to the guidance in paragraph 42 of SFAS 144.

RESPONSE 5: In the first week of January 2006, TI’s Board of Directors approved the sale to an affiliate of Bain Capital, LLC of substantially all of the Sensors & Controls segment. At the time of the Board’s approval, the Sensors & Controls business, which was determined to be a component of an entity, met the requirements of SFAS No. 144,“Accounting for the Impairment or Disposal of Long-Lived Assets,” to be classified as assets held for sale and therefore would be accounted for as a discontinued operation beginning with the Form 10-Q for the quarter ended March 31, 2006.

The sale was completed on April 27, 2006, and the former Sensors & Controls business was renamed Sensata Technologies (Sensata). Upon closing, we entered into a Transition Services Agreement (TSA) with Sensata, pursuant to which we provide them with various temporary support services. We also entered into certain cross-license agreements to allow each party to continue to use the associated technology and intellectual property in the conduct of their respective businesses. Therefore, our Form 10-Q for the quarter ended June 30, 2006, is the first to include the disclosure you requested.

We performed an analysis of the “continuing involvement” resulting from the TSA, the cross license agreements and other closing agreements per the provisions of EITF Issue No. 03-13, “Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations.” The majority of the cross-license agreements are royalty free and therefore had no effect on the analysis. One cross-license agreement provided for future royalty payments in the event either party began producing products under the license. Any royalties received from that agreement would be passive in nature and would be considered to generate indirect cash flows. Therefore, that agreement would not result in significant continuing involvement.

We determined that although we had continuing cash flows generated from the TSA, the amounts expected to be received from Sensata over the agreement period were not significant to Sensata (less than 3% of their estimated annual operating expenses). Since the continuing cash flows are not considered significant, and we have no ability through the TSA or any other agreement to significantly influence the operating or financial policies of Sensata, we determined that we have no significant continuing involvement that would preclude classification of the former S&C business as discontinued operations. We will continue to monitor compliance with EITF 03-13 for the full year after the sale date (up to April 27, 2007).

We have eliminated the operations and cash flows of our former Sensors & Controls business from our ongoing operations as required by paragraph 42 of SFAS 144.

In connection with this response to your comments regarding our Form 10-K for the year ended December 31, 2005, and Form 10-Q for the quarter ended March 31, 2006, TI acknowledges that:

•	TI is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	TI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information will be sufficient for your purposes. If you have any questions, please call Charlie Miller of Texas Instruments at 214-480-6707.

Very truly yours,
/s/ Kevin P. March
Kevin P. March
Senior Vice President and
Chief Financial Officer

KPM/CHH/rw